Filed by Lyondell Chemical Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Millennium Chemicals Inc.

Commission File No.: 001-12091

Additional Information:

Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it becomes available) and the other documents filed by Lyondell may also be obtained free from Lyondell by calling Lyondell’s Investor Relations department at (713) 309-4590.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in Millennium’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

Forward-Looking Statements:

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell Chemical Company (“Lyondell”) and Millennium Chemicals Inc. (“Millennium”), including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Lyondell’s results to differ materially from those described in the forward-looking statements can be found in Lyondell’s Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 12, 2004.

This filing contains an announcement by Citigroup Global Markets Inc., which is being distributed to its employees and clients, beginning on April 2, 2004. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Citigroup Team:

Global Chemicals Investment Banking

Stephen Schaible

Brian Bednarski

Michael Lyon

Cimarron Nix

M&A

Stephen Loebs

Paul Smith

Sara Schwerin

Leveraged Finance

Ed Crook

Aaron Dannenberg

Svet Nikov

ANNOUNCEMENT:

Lyondell and Millennium Announce Agreement to Combine

On March 29, 2004, Lyondell Chemical Company (Citigroup client), and Millennium Chemicals Inc. announced the execution of a definitive agreement for a stock-for-stock business combination of the companies. Based on stock prices as of 3/26/04, the transaction is valued at approximately $2.3 billion including approximately $1.3 billion of Millennium net debt. The combination creates North America’s third-largest independent, publicly traded chemical producer with combined pro forma 2003 revenues of more than $11 billion and market capitalization of nearly $4 billion. The transaction is expected to close in the 3rd quarter of 2004.